SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Cogentix Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

19243A104
(CUSIP Number)

Lewis C. Pell 40 Ramland Road South Orangeburg, New York 10962 (845) 359-2250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2016 and September 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A104

1	NAME OF REPORTING PERSON
Lewis C. Pell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,363,300

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,363,300

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,363,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.04%(1)

14	TYPE OF REPORTING PERSON
IN

(1)	This beneficial ownership percentage is based upon 26,144,299 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”), issued and outstanding as of August 10, 2016, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 3016 (File No. 000-20970), filed with the Securities and Exchange Commission on August 15, 2016.

Explanatory Note

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2003, and as amended and supplemented to date, the “Schedule 13D,”  by Lewis C. Pell, a citizen of the United States of America (the “Reporting Person”). The Schedule 13D relates to the common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 17 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 17, there are no changes to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented with the addition of the following:

Except as otherwise disclosed in the Schedule 13D, the shares of Common Stock beneficially owned by the Reporting Person were acquired through open market purchases that were paid for using the Reporting Person’s personal funds.

The disclosure in Item 6 of this Amendment No. 17 is incorporated herein by reference to this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosure in Item 6 of this Amendment No. 17 is incorporated herein by reference to this Item 4.

The Reporting Person evaluates his investment in the shares and purposes for holding such shares on an ongoing basis and reserves the right to change his intentions, develop plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)  The Reporting Person beneficially owns 2,363,300 shares of Common Stock, or 9.04% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 26,144,299 shares of Common Stock issued and outstanding as of August 10, 2016, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 3016 (File No. 000-20970), filed with the SEC on August 15, 2016.

(b)  The Reporting Person has the sole power to vote and the sole power to dispose of the 2,363,300 shares of Common Stock beneficially owned by the Reporting Person.

(c)  Since Amendment No. 16, the Reporting person has purchased 514,185 shares of Common Stock through open market purchases.  The following is a listing of such transactions:

Transaction Date	Shares of Common Stock Acquired	Price Per Share

May 31, 2016	150,000	$0.77
May 31, 2016	100,000	$0.79
May 31, 2016	250,000	$0.80
June 1, 2016	894	$0.75
June 10, 2016	13,291	$0.95

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented with the addition of the following:

As disclosed in the Company’s Current Report on Form 8-K filed September 7, 2016, on September 7, 2016 the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Accelmed Growth Partners, L.P. (“Accelmed”).  Based upon the Company’s disclosure, under the terms of the Purchase Agreement, Accelmed has agreed to purchase 16,129,033 shares of the Company’s Common Stock at $1.55 per share, for an aggregate purchase price of $25 million.  The Company has disclosed that it expects the sale of its shares of Common Stock pursuant to the Purchase Agreement to close in the fourth quarter of 2016, subject to the approval of the Company’s stockholders (in accordance with applicable NASDAQ requirements) and the satisfaction of the other closing conditions.

In connection with the Purchase Agreement, on September 7, 2016, the Company and the Reporting Person entered into a note exchange agreement (the “Note Exchange Agreement”).  Pursuant to the terms of the Note Exchange Agreement, the Company will convert into shares of Common Stock all of the outstanding principal amount and accrued interest on the Notes. There is currently $28.5 million in principal outstanding under the Notes and $1.0 million of accrued interest, for a total of approximately $29.5 million.  Under the terms of the Note Exchange Agreement, the entire outstanding principal amount and all accrued interest on the Notes will be converted into shares of Common Stock at a price per share of $1.67.  Upon issuance of the shares pursuant to the Note Exchange Agreement, the Notes will be cancelled.  Subject to the approval by the Company’s stockholders of the Note Exchange Agreement and the Purchase Agreement, the conversion will occur immediately prior to the closing of the Purchase Agreement.  The Note Exchange Agreement also provides that, simultaneously with the conversion of the Notes and accrued interest into shares of Common Stock, all of the outstanding Warrants will be cancelled.

In connection with the Purchase Agreement and the Note Exchange Agreement, on September 7, 2016, the Reporting Person and Accelmed entered into a voting agreement (the “Voting Agreement”).  Pursuant to the terms of the Voting Agreement, each of the Reporting Person and Accelmed have agreed to vote their shares of the Company’s Common Stock for the other party’s nominees to the Company’s Board. Following the transactions contemplated by the Purchase Agreement, the Reporting Person and Accelmed will own or control a majority of the outstanding common stock of the Company. The Voting Agreement is intended, in part, to qualify the Company as a “Controlled Company” under Nasdaq Rule 5615(c)(2), and the parties to the Voting Agreement have agreed to take such further actions (consistent with the terms thereof and of the Purchase Agreement) as may be reasonably necessary to satisfy such qualification.

Additionally, in connection with the Purchase Agreement, the Company has agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) with Accelmed and the Reporting Person prior to the closing of the Purchase Agreement, pursuant to which Company will agree to file a registration statement with the SEC covering the resale of the shares issued pursuant to the terms of the Purchase Agreement and the Note Exchange Agreement.

The foregoing descriptions of the Note Exchange Agreement, the Voting Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the agreements, copies of which are filed as Exhibit 17, Exhibit 18, and Exhibit 19 to this Schedule 13D, each of which is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended and supplemented with the addition of the following:

Exhibit	Description

Exhibit 17
Note Exchange Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on September 7, 2016)

Exhibit 18	Voting Agreement, dated September 7, 2016, by and between Accelmed Growth Partners, L.P. and Lewis C. Pell (filed herewith)

Exhibit 19	Form of Registration Rights Agreement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2016	Lewis C. Pell

	By:	/s/ Lewis C. Pell
Reporting Person

EXHIBIT INDEX

Exhibit	Description

Exhibit 1
Securities Purchase Agreement, dated February 14, 2005, among Vision-Sciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 2
Common Stock Purchase Warrant issued to Lewis C. Pell, dated February 14, 2005 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 3
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 20, 2012).

Exhibit 4
Common Stock Warrants issued to Lewis C. Pell, dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q of Vision-Sciences, Inc. for the quarter ended September 30, 2012, filed with the SEC on November 5, 2012).

Exhibit 5
Common Stock Warrant issued to Lewis C. Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on October 2, 2011).

Exhibit 6
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 30, 2013).

Exhibit 7
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on June 17, 2014).

Exhibit 8
Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 9
Amendment to 2012 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 10
Amendment to 2013 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 11
Amendment to 2014 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 12
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 13
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 14
Letter, dated February 16, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 14 to Amendment No. 6 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 17, 2016).

Exhibit 15
Letter, dated April 4, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 15 to Amendment No. 8 to the Schedule 13D filed with the SEC by Lewis C. Pell on April 4, 2016).

Exhibit 16	Press release, dated April 27, 2016 (incorporated by reference to Exhibit 16 to Amendment No. 14 to the Schedule 13D filed with the SEC by Lewis C. Pell on April 29, 2016).

Exhibit 17
Note Exchange Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on September 7, 2016)

Exhibit 18	Voting Agreement, dated September 7, 2016, by and between Accelmed Growth Partners, L.P. and Lewis C. Pell (filed herewith)

Exhibit 19	Form of Registration Rights Agreement (filed herewith)